

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Via Facsimile to D. Roger Glenn at (845) 255-1814

Plandel Resources, Inc.
c/o American Corporate Enterprises
123 W. Nye Lane, Suite 129
Carson City, Nevada 89706

> **Re:** **Plandel Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2011**
> **File No. 333-168079**

Dear Sir or Madam:

We have reviewed your amended registration statement and letter dated February 21, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, As Amended on February 22, 2011

General

1.   We remind you of prior comments 1 and 2 from our letter to you dated November 8, 2010.

Prospectus Summary and Risk Factors, page 5

Prospectus Summary, page 5

2.   We note your statement on page 6 that the Plandel Gold Claim was purchased on your
        behalf on July 2, 2009. However, we also note your disclosure on page 39 that you
        acquired the claim on March 19, 2010. Please revise to clarify, and also identify by name
        and affiliation the individual who purchased the Plandel Gold Claim on your behalf.

Financial Statements, page 32

3.   Please continue to monitor the requirement to provide updated financial statements
        complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures
        throughout your filing.

Interim Notes to the Financial Statements, page 37

Note 2 – Summary of Significant Accounting Policies, page 37

Statement of Cash Flows, page 37

4.   We note the addition of your accounting policy stating that "For the purpose of the
        statement of cash flows, the company considers all highly liquid investments with a
        maturity of six months or less to be cash equivalents." Please revise your accounting
        policy to comply with the definition of Cash Equivalents in the glossary of ASC 305-10-
        20, or otherwise explain to us why you believe your cash equivalents should include
        investments with a maturity of six months or less. In this regard, the glossary definition
        of Cash Equivalents states that "Generally, only investments with original maturities of
        three months or less qualify under that definition."

Annual Notes to the Financial Statements, page 45

Note 8. Changes in Statement of Cash Flows to Correct Errors, page 48

5.   We note from your disclosure that "The Company is also reclassifying payments made by
        an Officer on behalf of the Company to the cash flows from operating activities section
        of the cash flows statement, from the cash flows from financing activities section." In a
        previous comment, we noted your presentation of the capital contribution you received of
        $2,900 as an operating activity and sought clarification from you as to why a capital
        contribution represents an operating cash flow rather than a financing cash flow, and
        referred you to ASC 230. Please clarify in detail why you returned to your original
        conclusion that such amounts represent an operating cash flow.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 52

6.   Please update your MD&A for your latest interim results, as required by Item 303(b) of
        Regulation S-K.

Exhibits and Financial Statement Schedules, page 63

Exhibit 23.1

7.   We note from your response to prior comment 15 in our letter dated November 8, 2010
        that a revised consent is included in this Exhibit. However, we note the exhibit has not
        been revised. Please be advised that a new auditor consent or acknowledgement letter is
        required i) whenever any change, other than typographical, is made to the financial
        statements, ii) for an amendment if there have been intervening events since the prior
        filing that are material to the company; and iii) with an amendment if an extended period
        of time passes since the last filing. An extended time is generally any period which is
        more than 30 days. As such, please obtain and file an updated consent with your next
        filing.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director